Our ref.:    CEO/SLD/LEG/105-3

February 10, 2006

Mr. David R. Humphrey,

Accounting Branch Chief,

Division of Corporate Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-3561,

U.S.A.

Dear Mr. Humphrey,

Kowloon-Canton Railway Corporation

Supplemental response letter dated December 16, 2005 on the Form 20-F for the Fiscal Year

Ended December 31, 2004

Filed December 16, 2005

File No. 1-15004

I refer to your letter dated January 19, 2006. Set out below is our response to your comments, using the same headings and numbering as in your letter.

Financial Statements

Note 44. Summary of differences between accounting principles generally accepted in Hong Kong and the United States, page F-48

(b) Depreciation on Certain Fixed Assets, page F-48

1.	We have reviewed your recent response letter dated December 16, 2005. You state that HK Interpretation 4 was issued in May 2005 and that you will adopt the guidance set forth therein prospectively in preparing your fiscal 2005 financial statements. In accordance with the Interpretation, you will be depreciating the cost of your tunnels, bridges and roads over the shorter of their estimated useful lives or the remaining terms of the Hong Kong land leases upon which the assets are situated. As a result, we understand that these assets will be depreciated over a period of not more than fifty years under Hong Kong GAAP. Please also describe the impact, if any, these matters are expected to have on your determination of the estimated depreciable lives of tunnels, bridges and roads for purposes of U.S. GAAP. Your response should include a detailed analysis of the issue and should specifically cite your basis, in U.S. GAAP, for your conclusions.

HK Interpretation 4 will have no impact on our determination of the estimated depreciable lives of tunnels, bridges and roads for the purposes of U.S. GAAP.

Our understanding is that under U.S. GAAP, such assets should be amortized over the shorter of their respective economic useful lives or the land lease term, as defined by paragraph 5(f) of Financial Accounting Standards Board (“FASB”) Statement No. 13, Accounting for Leases, as amended (“FASB 13”). The Corporation believes that this understanding has been confirmed by the SEC according to the letter from SEC Chief Accountant to the Chairman of Center for Public Company Audit Firms of American Institute of Certified Public Accountants (AICPA) dated February 7, 2005 (“SEC Letter”) publicized on the SEC’s web site.

Mr. David R. Humphrey

US SEC

February 10, 2006

In determining the lease term, the Corporation has taken into consideration the followings -

(a)	the fixed non-cancelable term of the lease (which is 50 years); plus

(b)	item (ii) of paragraph 5(f) of FASB 13 which states “all periods, if any, or for which failure to renew the lease imposes a penalty (as defined in paragraph 5(o)) on the lessee in such amount that a renewal appears, at the inception of the lease, to be reasonably assured”.

The Hong Kong Special Administrative Region Government (“HKSARG”) land policy provides that a new lease of land shall be granted for a term of 50 years from the date of a grant. The policy also provides that the land leases and special purpose leases (broadly defined as leases containing a total prohibition against assignment), provided that the land is being used for a specified purpose and not required for a public purpose, shall, upon expiry of the lease, be extended, at the sole discretion of the HKSARG, for a further term of 50 years without payment of a premium but subject to payment of an annual rent of 3% of rateable value, as in the case of new leases. Please refer to www.landsd.gov.hk/en/service/landpolicy.htm for details of the HKSARG land policy.

The land leased by the Corporation from the HKSARG is granted for the purpose of its railway business (i.e. for a defined special purpose) in accordance with the provisions of the Kowloon-Canton Railway Corporation Ordinance (“Ordinance”) Chapter 372 which does not impose a time limitation in terms of its application. The land leased by the Corporation is not transferable without prior permission from the HKSARG. The Corporation, therefore, takes the view that, given its mandate under the Ordinance and the policy language used by the HKSARG, the current land lease terms will be extended for another period of 50 years upon their expiry.

The Corporation then evaluated whether the failure to renew the lease imposes a penalty (as defined in paragraph 5(o) of FASB 13) on the Corporation in such a significant amount that a renewal of the land leases is reasonably assured at the inception of the lease.

For your easy reference, paragraph 5(o) of FASB 13 defines “penalty” as “Any requirement that is imposed or can be imposed on the lessee by the lease agreement or by factors outside the lease agreement to disburse cash, incur or assume a liability, perform services, surrender or transfer an asset or rights to an asset or otherwise forego an economic benefit, or suffer an economic detriment. Factors to be considered when determining if an economic detriment may be incurred include, but are not limited to, the uniqueness of purpose or location of the property, the availability of a comparable replacement property, the relative importance or significance of the property to the continuation of the lessee’s line of business or service to its customers, the existence of leasehold improvements or other assets whose value would be impaired by the lessee vacating or discontinuing use of the leased property, adverse tax consequences, and the ability or willingness of the lessee to bear the cost associated with relocation or replacement of the leased property at market rental rates or to tolerate other parties using the leased property.”

The land leased by the Corporation is unique because it has been vested in the Corporation for the specific purpose of operating its railway business and services ancillary thereto. The core assets of the Corporation which are situated on the leased land comprise tunnels, roads and bridges which the Corporation considers that they have an estimated economic useful life of 100 years.

If the Corporation does not renew the land leases upon expiry for a further term of 50 years as contemplated in the land policy, the Corporation would suffer severe economic detriment for the following reasons-

(a)	the Corporation would be unable to continue its railway business, which is its major source of income;

Mr. David R. Humphrey

US SEC

February 10, 2006

(b)	the economics value of the assets of the Corporation would likely become impaired (many of the assets of the Corporation are of such a specialized nature that they could not be used by other railway companies without major modification or relocated from their current location. Therefore, those assets would have no sale value or a very low scrap value);

(c)	the Corporation’s property leasing income, which is derived from properties situated on the leased land, would also cease; and

(d)	there would be significant costs relating to the inability of the Corporation to continue its two main business segments, for example, redundancy costs, costs associated with the termination of contracts, etc.

In summary, the Corporation would probably not be able to continue to operate as a going concern if the Corporation does not renew the land leases. The Corporation considers that the severe economic detriment it would suffer should the land leases not be renewed meets the definition of a “penalty” as defined in paragraph 5(o) of FASB 13.

In addition, the Corporation is wholly owned by the HKSARG and therefore it has a significant financial interest in the success of the Corporation. Failure to renew the land leases by HKSARG would also cause a detriment to itself. However, HKSARG had indicated to the Corporation that it was not in the position to make definitive statement on the Corporation’s vested land because it was too early to do so.

Taking the above factors into account, the Corporation considers that it was reasonably assured that the land leases would be renewed upon expiry for a further term of 50 years. Accordingly, the Corporation has concluded that the land lease term should be considered to be 100 years for U.S. GAAP purposes. As the lease term, as determined by applying paragraph 5 of FASB 13, was not less than the estimated useful lives of the tunnels, bridges and roads, the cost of these assets are being depreciated over their respective estimated useful lives.

2.	Please describe any significant changes in land policies implemented by the HKSAR Government subsequent to its establishment in July 1997. Address significant changes in the contractual terms of the lease agreements as well as any changes in the manner in which the agreement terms are interpreted or applied in actual practice. Explain the policy changes or other matters that precipitated the issuance of HK Interpretation 4 approximately eight years after the establishment of the HKSAR. You indicate that, under HK Interpretation 4, lessees may not assume that lease terms will be extended while the HKSAR Government retains sole discretion as to whether or not to renew. This guidance applies even where the Government has expressed a general intention to renew certain types of property leases. Tell us whether the guidance in the above referenced Interpretation reflects actual experience, either your own or that of comparable companies or of lessees in general subsequent to July 1997. To the extent practicable, please quantify the successful renewal rate of similar leases over that period. In this regard, explain the basis for your apparent conclusion that these leases were reasonably assured of renewal between July 1997 and the issuance of the recent Interpretation, for purposes of both Hong Kong GAAP and U.S. GAAP. We may have further comments upon review of your responses.

According to our knowledge, there have not been any significant changes in land policy implemented by the HKSARG subsequent to its establishment in July 1997 that would have significant impact on the leasehold land of the Corporation.

Mr. David R. Humphrey

US SEC

February 10, 2006

According to Hong Kong Accounting Standard (HKAS) 17 Leases, the lease term is defined as the non-cancelable period for which the lessee has contracted to lease the asset together with any further terms for which the lessee has the option to continue to lease the asset, with or without further payment, when at the inception of the lease it is reasonably certain that the lessee will exercise the option. HKAS 17 did not contain any specific guidance about the HKSARG land policy and how the length of the related lease term should be determined. In response to the diversity in practice that existed in applying the provisions under HKAS 17 for such leases, the HKICPA issued HK Interpretation 4.

As stated in our response to Question 1, the HKSARG land policy provides that a lease of land shall be granted for a term of 50 years from the date of grant after July 1997. As such, the Corporation does not have any actual experience of renewal to make reference to.

Based on the same rationale expressed in our response to Question 1, the Corporation considered that, prior to the recent issuance of the HK Interpretation 4, the cost of the tunnels, bridges and roads should be depreciated over 100 years under both Hong Kong GAAP and U.S. GAAP, being their estimated economic useful lives which is the same period as the lease term defined by HKAS 17 under Hong Kong GAAP and paragraph 5 of SFAS 13 under U.S. GAAP. Therefore, there was no difference between U.S. GAAP and Hong Kong GAAP in determining the land lease term prior to the issuance of HK Interpretation 4.

Once HK Interpretation 4 is adopted for the Corporation’s Hong Kong GAAP financial statements, there will be a difference between Hong Kong GAAP and U.S. GAAP for purposes of determining the remaining depreciable lives of these assets when computing and recognizing future depreciation expenses.

3.	We assume that a signed contract with the Government is required in order to assume lease renewal under the new Interpretation. If our assumption is not correct, please describe any other circumstances under which land lease renewal may be assumed.

Yes, that is correct.

Yours sincerely,

/s/ Samuel Lai
(Samuel Lai)
Chief Executive Officer (Acting)